Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following is a transcript of a call URS Corporation and Washington Group International held with investors and analysts on May 29, 2007.]
URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

URS CORPORATION
Moderator: Tom Hicks
May 29, 2007
7:30 a.m. CT
Operator:	Good morning and thank you for joining us today to discuss URS Corporation’s Acquisition of Washington Group International.

The presentation this morning will follow the slides that are available online at www.urs-wng.com, and both companies’ web sites. You are encouraged to view those slides during this morning’s conference call.

A replay of this call will be available later today at the same web site.

At this time, all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference.

I would now like to turn the presentation over to Mr. Tom Hicks, Chief Financial Officer of URS. Sir, you may begin.
Tom Hicks:	Well, thank you, Operator. With me today are the executive teams from both companies, including Martin Koffel, Chairman and CEO of URS, Steve Hanks, President and CEO of Washington Group International; George Juetten, CFO of Washington Group; Steve Johnson, Senior Executive Vice President of Business Development of Washington Group; Tom Zarges, Senior Vice President of Operations of Washington Group; Gary Jandegian, President of the URS Division of URS; and Randy Wotring, President of the EG&G Division of URS.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

And before we get started, I’d like to turn your attention to the language with regard to forward-looking statements found on slide two. In addition, certain matters discussed today, including the timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, future revenues, future net income, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payment and future economic and industry conditions, are forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as the result of a number of factors, including the risk factors found in our latest SEC periodic filings, and we are under no obligation to update any forward-looking statement discussed today.

Today’s call will also include a discussion of certain non-GAAP financial measures, such as EBITDA. A reconciliation schedule of the non-GAAP financial measures to GAAP numbers can be found at the end of this presentation.

I’d also like to draw your attention to the disclosure information on slide three related to where investors may find additional information about the transaction.

With that complete, I’ll ask you to turn to slide four and I’ll turn the call over to Martin Koffel. Martin?

Martin Koffel:	Well, good morning and thank you for joining us at short notice. We’re frankly very excited to be with you this morning to announce the culmination of URS and Washington Group International, which will create a diversified single source provider in the engineering construction or the ENC market.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

We believe this is a compelling transaction that should have significant benefits to the stockholders of both companies. The company will be one of the few fully-integrated ENC firms capable of serving the entire project delivery chain from initial planning, engineering and construction of a project to operations and maintenance, and clients across our public and private sector markets increasingly are looking for single source providers to meet their complete needs, and with this transaction URS will be able to address this demand for comprehensive solutions on large complex global assignments.

In addition, the transaction will enhance the capabilities of both companies in the rapidly-growing infrastructure and power markets. In the power market, the combined company will offer a full range of integrated ENC services for coal-fired gas and nuclear plants. The company will have one of the largest teams of nuclear scientists and engineers in our industry, enabling us to address the anticipated increase in investment in nuclear energy facilities, and the combination will also enhance the leading positions of both companies in the (flu gas) desulphurization market.

In the infrastructure market, we’ll be positioned to meet current demand for fully-integrated services on large scale projects, including complex transportation and water and waste water assignments. We’ll serve the U.S. infrastructure market through a network of officers throughout the United States. We’ll also be a major federal contractor, including a leading service provider to the Departments of Energy and Defense. The combined company will be among the leaders of our industry in terms of scale and geographic reach with 54,500 employees and projects in more than 50 countries.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Now, based on previously-issued guidance for both companies, we estimate that the combined entity would have 2007 revenues of approximately $8.6 billion dollars. We expect that the transaction will enhance the company’s financial position, including cash flow. At $425 million dollars, our combined 2006 EBITDA would rank us as second among publicly-traded ENC companies. Now, you’ll find a reconciliation of EBITDA to net income at the end of the presentation. We’ll have a combined backlog exceeding $11 billion dollars to support future growth.

If you now turn to slide five, this slide details the terms of the transaction. Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share. Based on URS’ closing price on May 25th, 2007, this consideration is valued at $80 for each Washington Group share for an aggregate consideration valued at approximately $2.6 million dollars, and the implied consideration mix is 55 percent cash and 45 percent stock. At post closing, Washington Group stockholders will earn approximately 31 percent of URS.

Financing for the cash portion of the transaction is fully committed and the stock portion of the transaction is structured to be tax free to Washington Group stockholders, and the transaction is subject to the approval of both URS and Washington Group stockholders to regulatory approvals and other customary closing conditions, and we expect to complete the transaction in the second half of this year.

And turning to slide six. Now, I realize that some of the Washington Group stockholders on the call may not be fully familiar with our company URS, so let me take a moment to tell you about it.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

URS is one of the largest engineering design firms in the U.S. We’re also a major provider of engineering construction management technical operations maintenance services to the federal government, and particularly to the Department of Defense. As I shall note in a moment, we have a long successful track record in building our business in growth market through acquisitions. We have successfully integrated four major acquisitions in the past 11 years, three of which doubled our size at the time. Our two divisions, the URS Division and the EG&G Division, had combined 2006 revenues of $4.2 billion dollars, EBITDA of $257 million dollars, and net income of $130 million dollars. The company is headquartered in San Francisco and has 29,500 employees in the U.S. and over 20 countries worldwide.

And turning now to slide seven. A key strength of URS has been our ability to anticipate change in our markets, build for the future and capitalize on opportunities for our stockholders. In the early 1990s, URS was a small engineering firm with slightly over 100 million in annual revenues and less than 1000 employees, and over the next decade the current management team built URS through a combination of organic growth and strategic acquisitions. First in 1996, we acquired (Greiner) Engineering, which doubled our size and gave us increased expertise in the transportation sector. This sector was soon to benefit from the passage of landmark federal funding programs for highway and airport projects.

And the next year, 1997, we added (Woodward Clyde), again doubling our size and giving us relationships with more than half of the Fortune 500. And then in 1999, we acquired the (Dames & Moore Group), again doubling our size and expanding our position overseas. This transaction also added to our Fortune 100 client base and increased our exposure to the growing mass transit market.

And then in 2002, we acquired EG&G, increasing our exposure to the rapidly-growing demand for system engineering technical assistance and O&M or Operations and Maintenance for the Department of Defense.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

The combination with Washington Group is the next logical step for URS. It increases our capabilities in the growing power and infrastructure markets, it allows us to meet client demand for single source providers, and it expands our scale and ability to perform large and complex ENC assignments globally.

Now with that explanation of the strategic and financial rationale, I shall turn the call over to Steve Hanks, who is President and Chief Executive Officer of Washington Group International. Steve will discuss Washington Group’s business and markets.

Steve Hanks:	Thank you, Martin and good morning everyone. Turning to slide eight, this is an exciting day for both Washington Group and URS. We’re very proud of the company we have built at Washington Group and are thrilled to be joining URS, a company we have known and respected for many years. These two companies bring complimentary expertise and services that make this transaction a compelling strategic fit.

We are pleased that Washington Group stockholders will have the opportunity to benefit from the combined company’s significant upside potential. The new company will be a stronger player in the ENC space, well positioned for growth and capable of meeting the full range of project needs. Simply put, these are two world class companies that will be even stronger together.

Slide eight provides information about Washington Group for those URS stockholders who may be less familiar with the company. We are an integrated engineering construction and management services firm with a leading presence in key growth markets such as infrastructure and nuclear and fossil power. We are also a leading contractor to the U.S. Department of Energy, and we have a strong — and we have strong positions in the defense, industrial process and mining sectors.

In 2006, we had revenues of 3.4 billion, EDITDA of 168 million, and net income of 81 million. Washington Group has 25,000 employees representing top talent in their areas of expertise, and we operate in 30 countries.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Now, turning to slide nine. Slide nine provides additional information on our business segments, including the 2006 year-end backlog for each business and specific services provided by each. I will not go through the entire slide, but will make a couple of observations.

First, the power and infrastructure segments, which combined accounted for 40 percent of our sales last year, had an aggregate backlog of over $2 billion dollars at the end of 2006. We believe that this, combined with positive market trends, should support future growth, strong future growth in these two businesses.

We also have a strong backlog in our industrial and process business. Our industrial process business unit is a single-source provider of integrated ENC, operations and maintenance, logistics and program management services. The $1.2 billion dollar backlog is indicative of increasing demand for comprehensive solutions from our clients.

Now, turning to slide 10. If you take a look at this chart, these are the fastest-growing global markets we have seen in a number of years. Over the next 10 years, the U.K. nuclear cleanup program is estimated at $30 billion dollars. An estimated $100 billion dollars will be spent on new commercial nuclear power investments. 60 billion will be spent on oil sand development projects. New mining projects are estimated at 160 billion. Oil and gas development investment is estimated at $2 trillion dollars, and estimated infrastructure spending is set at $3.6 trillion dollars.

In oil and gas, we are currently a niche player, and that is meaningful because it is a very large market, and dollars are ready to be spent right now. We are actively pursuing a number of major opportunities in this market.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Our technology capability and relevant resume of experience includes gas oil separation, sulphur recovery, midstream processing and gas delivery, and we are moving up — we are moving into such strategic growth areas as L&G, GTL and oil sand.

The U.K. nuclear cleanup represents another major opportunity for our business. This program is estimated at $30 billion dollars over the next 10 years and $100 billion dollars over the next 50 years. We expect that it will drive demand for a range of services, including nuclear decommissioning, ((inaudible)) processing, remediation and facility management, all of which we provide. We are currently bidding on a number of major contracts under this program.

Obviously with $3.6 trillion dollars expected to be invested in infrastructure over the next decade, this market represents another major opportunity. Combined with URS, we will be even better positioned to benefit from this growth.

URS and Washington Group are indeed a logical fit, not only from a business perspective but culturally as well. The companies share the same values and management philosophies, including a service-oriented culture, a conservative view towards risk, a keen focus on professional development and workplace safety, and strong corporate governance policies and dedication to financial transparency. We look forward to entering the next chapter of our history together.

Now I’ll turn ((inaudible)) back over to Martin, who will provide an overview of the combined company.

Martin Koffel:	Well, if you’ll now turn to slide 11, and as you can see, the combined company will be a major participant in the ENC market. Based on both companies’ previously-issued guidance, we estimate that we would have combined 2007 revenues of approximately $8.6 billion dollars, and the charts on the next slide, slide 12, show where the combined company ranks amongst its publicly traded ENC peers. The company’s combined 2006 revenues are the fourth highest amongst its public ENC peers, while a combined EBITDA is the second highest, and this scale gives us the resources to successfully pursue larger, more complex projects.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

And turning now to slide 13. As I noted, the combined company will deliver a complete range of ENC services from front end engineering to operations and maintenance. We’ll be well positioned to capitalize on increased demand for single source suppliers. For example, in the transportation market, customers have moved away from design bid build to design build contracting.

An example of this is the east side live rail project in Los Angeles. In the private sector, companies are procuring services in an EPC bundled fashion as opposed to separate engineering and construction procurements.

An example of this is the (Cutter) gas project. Moreover, the transaction enhances our capabilities in high growth markets. In infrastructure and transportation we will have a stronger presence in all U.S. metropolitan areas. In power, the transaction builds on our capabilities in all of our end markets, including fossil fuel, power generation, (flu) gas desulphurization, nuclear plant life extensions, maintenance services, and nuclear power generation.

In the federal sector, we’ll be better positioned to win the increasing number of large bundled Department of Defense contracts, and in the oil and gas industry we’ll have a broader exposure to international oil and gas producers.

Slide 14 provides information on the expected capital structure for the combined company. At closing, the company’s estimated debt will be $1.5 billion dollars. URS will finance this through funding from (Wells Fargo) Bank and Morgan Stanley, as well as from cash on hand. We’ve structured the transaction to include 45 percent equity in the form of URS shares. This allows us to keep debt to total capitalization at 37 percent, and the estimated debt to EBITDA ratio of 3.2 times is very manageable, and given the significant combined free cash flows we expect. It is also lower than the leverage levels in URS’ past transactions. URS remains committed to de-leveraging and maintaining a strong balance sheet, and those of you who have followed URS know that we have demonstrated our ability to de-lever following every strategic acquisition. In fact, since our acquisition of ED&G in 2002, we have repaid over $780 million dollars of debt, lowering our debt to total capitalization ratio from 58 percent at the end of 2002 to just 10 percent at the end of 2006.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

And turning to slide 15, we anticipate a smooth integration process. As I noted earlier, URS has a history of successfully integrating acquisitions, and I consider that to be a key strength of our company. Washington Group International will become a new division of URS and will continue to be based in Boise, Idaho, and the management teams are jointly developing a transition plan, and we’re keenly focused on making this a seamless transaction for our customers.

The corporate best practices will be taken from both companies and applied to the combined operation — corporation. URS expects to achieve annual pre-tax cost synergies of 50 to $55 million dollars in 2008.

Slide 16 provides the expected financial benefits of the transaction. We expect the transaction to be accretive to cash EPS in 2008 and beyond, and mutual to accretive to GAAP EPS in 2008 and accretive to GAAP EPS in 2009 and beyond, and we’ve not included the revenue synergies expected through the acquisition. The combined company will have a backlog exceeding $11 billion dollars and industry leading EBITDA and cash flows.

Turning now to slide 17. To summarize, we believe this is a strategically and financially compelling transaction for the stockholders of both companies, and that it positions us for accelerated growth. The combination of URS and Washington Group creates a diversified single source engineering and construction services company, and together we’ll be better positioned in the power and infrastructure markets, we’ll be able to offer full service capabilities and have a very strong financial profile. We’re very excited about the combination and we look forward to discussing it further.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Now this concludes our presentation remarks for today, and now we’d be pleased to respond to any questions you might have. Operator?

Operator:	Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please press star followed by the digit one. We will now open the call for your questions. Given the limited time available, we ask that you keep your questions to one per turn so that we may get to as many people as possible. Once again, star one to ask your question.

And our first question, we’ll hear from Andrew Obin with Merrill Lynch.

Andrew Obin:	Good morning. Just a question, you noted potential revenue synergies, and I was just wondering if you could talk in a little bit more detail about where would those come from.

Tom Hicks:;	Good morning, Andrew. This is Tom Hicks. How are you?

Andrew Obin:	Hi. How are you?

Tom Hicks:	Well, the two areas I think that are most obvious are in the power markets and in the infrastructure markets. As you know, we’re both very active in the power markets and we, in our history, have built a small but very nice business in FGD area. We have not been able to fully exploit the opportunities there. With the combination, we think, and the expertise and history of the Washington Group, we’d be in a strong position to take advantage of opportunities that we see and they see, and jointly we can grow that market much faster than we’re growing today.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Martin Koffel:	Andrew, in the last four acquisitions we had cost saving synergies. We achieved our targets in each of the four cases. We did not initially plan or project, you know, the revenue upside from the combinations, but the strategic strength of those acquisitions in every case was proven by the revenue synergies that subsequently came.

Tom Hicks:	The other side, the infrastructure side, as you know, we have a network of a couple of hundred offices throughout the U.S. and effectively have a presence with every state Department of Transportation in every major municipal area in the country as well. We think that marketing position, that position in the marketplace and bringing Washington Group’s demonstrated history of operating in that marketplace is also going to give us a great opportunity to grow that business faster as well.

And Steve, I think ((inaudible)) comment as well.

Steve Hanks:	Andrew, this is Steve Hanks. I just have one comment that I would add and that is that in the oil and gas market, both of our companies have relatively small positions, but together we substantially increase our footprint in that market and increase our ability to address the customers that we pursue, that is, the big oil and gas customers.

The URS company has these master service agreements with the oil and gas companies that are very valuable and will enhance the ability of us to bring our engineering procurement and construction services to those companies through those master service agreements and the relationships that have been built with those oil companies over a long period of time.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Martin Koffel:	Could you get to the logic of them, of our strategy. We’ve always had these great franchises with the world’s multi-national oil companies. We’ve always felt that the technical services that we offer are a bit narrow, that have been confined to engineering and substantially on the environmental side. We can now offer a very broad offering, and we think our clients can be very excited about that.

Andrew Obin:	Thank you very much.

Operator:	And next we’ll move to Jamie Cook with Credit Suisse.

Jamie Cook:	Hi. Good morning and congratulations. I guess I need a new question.

You know, Martin, and I guess when I think about URS historically, you know, you guys are known as better executers and the guys with higher margins in the industry, and with Washington Group you certainly get higher growth in your full EPC contractor, but to play devil’s advocate, one could also say this introduces more risk into — that the combined companies have more risk than URS did as a standalone company because (1) you’re in construction, and (2) you’re in power, which is a market that typically want fixed price, so I guess how do you think about the risk profile of the combined companies?

Martin Koffel:	Well, you know we’ve discussed openly for a long time our interest in the construction side that, you know, our hesitancy about the kind of operating risks you’re talking about. One of the powerful attractions of the Washington Group in particular for us and which led this along is that both companies share common risk profiles.

If you look into the Washington Group’s backlog to date, 83 percent of the backlog, which is to say 83 percent of the forward revenue, is (cost plus), not fixed price, and the fixed price work is historic work from another era that they’re working off, so there’s a similar view of, you know, of the risks of fixed price and a similar attraction in the Washington Group management to cost plus, and I think the two profiles and if you like, the risk psychology of both management teams is a very close mesh, and so we’ve always said we were interested in construction, but only if the risk profile is right, and if we could get a team with real expertise. We think this is an absolutely world class team. We’d put them in the top few companies in the world in terms of execution ability. This team’s coming in to form this new company and with a backlog that has a comfortable risk profile for us.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Jamie Cook:	But as you think about the nuclear market, when you guys are going after that market, I mean, do you think, I mean, would you go after that on a fixed price or cost plus basis, those projects that are out there?

Steve Hanks:	Jamie, this is Steve Hanks. Just a — just to give you a little bit of background on Washington Group and what has happened over the last few years. Five years ago 50 percent of our work was fixed price, and today of the $9.5 billion dollars of contracts that are — work that we have to go under contract, 83 percent of that is cost reimbursable or target price where only the fee is at risk, but otherwise we don’t take risk beyond that.

It is our expectation that as the new nuclear market emerges, those utilities and those customers will be comfortable with target price contracts, and those are indeed the kinds of programs that we are talking to them about today, and just to make sure that we’ve all got the vernacular right, target price means that the owner or the utility covers all the costs of the program, and what we do as a contractor is that we will put some but not all of our fee at risk to assure that we can meet their budget limitations and their scheduled deadlines. We have found that to be a very nice balance of risk and reward between us and the customers and that’s what we’re looking for as that market emerges.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Martin Koffel:	One of the things that has impressed us, Jamie, is not just the Washington Group’s ability to assess risk, they’ve been very sophisticated at pricing the risk. They know exactly how much of their fee to put at risk and what the price ought to be to offset that, and that’s a discipline that we will quickly embrace as a combined company.

Jamie Cook:	Great. Congratulations.

Male:	Thanks, Jamie.

Operator:	And next we’ll move to John Rogers with DA. Davidson

John Rogers:	Hi. Good morning and congratulations. Busy weekend. I was just wondering, one, could you talk a little bit, or Steve, about the cost synergies, and how much concern do you have in terms of just retention in this kind of market?

Tom Hicks:	Hey, John, it’s Tom Hicks. How are you?

John Rogers:	Hey, John.

Tom Hicks:	Let me take that first, and then others can add to that. On the cost side of synergies, we talked a little bit about the revenue synergies earlier.

John Rogers:	Right.

Tom Hicks:	You know, we have two very large public companies with all the attendant infrastructure and costs necessary to operate the public markets. You know, board of — two boards of directors, two sets of outside auditors, (socks) compliance, et cetera, et cetera. Obviously that’s the first place we attack is we look at cost synergies.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

We also have an opportunity to integrate functional activities like the IT departments, for example, which will offer also great opportunities to save money.

And then finally we think there’s from a purchasing standpoint is we purchase services from third party vendors. We’ll have a lot more leverage in the marketplace, and we should get better terms and better conditions on those opportunities.

We have some regional offices that operate, you know, within stone throws of each other, and obviously there’s opportunities to combine those offices and get savings, and then one thing I want to just ...

John Rogers:	Again, Tom, would you — could you throw out a number on what that potential savings is?

Tom Hicks:	Yes. We think the — right out of the box, we think that we’re targeting 50 to $55 million dollars of indirect cost savings as part of this transaction, John.

John Rogers:	OK.

Tom Hicks:	That, by the way, is less — is about a half a percent of our potential revenue in ‘09 ...

John Rogers:	Yes.

Tom Hicks:	... so it’s a very modest target for us, and the last thing I want to make sure everyone understands on the call is we’re both facing tremendous demands for hiring new people. We have — we’re in a growth market in an up cycle, and we need talented people, so I just want to make sure everyone understands that.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Martin Koffel:	Just in terms of commenting on the 50 to $55 million dollars, proportionately that’s the lowest cost synergy target that we’ve had in any of the acquisitions. When we acquired (Danes and Moore) in 1999, URS was about 970 million and (Danes and Moore) was 1.05 billion, and our cost savings target which we comfortably achieved was $30 million dollars, so this is not aggressive.

John Rogers:	OK. Thank you.

Male:	Thanks, John.

Operator:	Next we’ll move to Scott Levine with JPMorgan.

Scott Levine:	Good morning.

Male:	Hi, Scott.

Scott Levine:	((inaudible)) talk a little bit about the cash flow. You mentioned in the past, you know, obviously the engineering services model that you can support a higher debt burden than your more integrated peers. You’re now going to become more integrated yourselves. Do you have any updated thoughts as to the levels of financial leverage you’re comfortable with given, you know, given the new company?

Tom Hicks:	Yes, Scott, it’s Tom Hicks. Let me just make one comment about that. We, you know, as you might remember, I think you’ve written about it, when we did the EG&G acquisition in ‘02, our debt level peaked out at close to a billion dollars on a company that was about a billion dollars smaller than it is today before this transaction, so just stepping back for a minute, if you think about a billion five of debt carried on this company, we think the URS Corporation alone could carry that much debt because of our cash flow, which is north of 250 — or EBITDA north of 250 annually and growing, so therefore from our perspective, this is a very modest leverage level. It’s about 37 percent, as we said earlier, and if you look at the combined EBITDA of the company which is going to be around $500 million dollars going forward, you have a significant amount of cash flow, and this model, given the base of URS business at 4.7 billion in this combined entity, it’s going to continue to throw off cash and provide an opportunity for us to pay this debt down very quickly.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Scott Levine:	OK. One other one quickly, and this is with regard to, you know, you mentioned process engineering, obviously, being one of the areas of interest from an acquisition standpoint, and Washington Group is, you know, focused on niche areas of the oil and gas, does the combined entity give you all of the resources and capabilities to do all the things you want to do in oil and gas or could there be more niche deals forthcoming or are there — is there additional work required to get you to where you want to be in the oil and gas market?

Steve Hanks:	Scott, this is Steve Hanks. We think that the combined resources of the two companies certainly enhances our position in the oil and gas industry. The relationship that URS has through these master service agreements is extremely valuable to what we bring in terms of EPC skills to the oil and gas industry so that we can build on what each of these companies have produced.

Together we will not be as big as some of the other companies serving the oil and gas industry, and so we’ve got room to grow, and that actually is a good thing. That is a huge market, and even at the size that we will be, the opportunities for us to grow the business and to grow faster together are actually very good, and so we remain optimistic, and whether other opportunities might come to us as we continue to build that business is just something we’re going to have to watch for.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Tom Hicks:	Yes, Scott, it’s Tom Hicks. I, you know, we will very quickly, I’d say within a short period of time, be in a position to do small targeted niche acquisitions which would be tuck-in type things that offer us targeted opportunities to attack certain markets or certain technologies that we need as we fill this portfolio out.

Martin Koffel:	The first goal is to start the integration and then in parallel as we’ve done four times in the past, start an aggressive de-leveraging program.

Scott Levine:	Great. Thanks, guys. Congratulations.

Male:	Thank you.

Operator:	And next we’ll hear from Alex Rygiel with Friedman Billings Ramsey.

Alex Rygiel:	Good morning, and thank you very much. To follow up on one of the previous questions, can — based upon the two companies’ public guidance out there, can you quantify the free cash flow generation expected in 2007 before the synergies?

Tom Hicks:	Well, I can quantify the EBITDA very quickly for you. That number is very close to 500, so in the high 400 millions level, Alex, and we’ll be filing some information here in the next 24 hours which will have a detailed set of information, financial information, which will provide backup for that for you.

Alex Rygiel:	Great. And then could you spend a few minutes talking about the background conversations between the two companies, and then a little bit more color on the due diligence process of yours, Tom?

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Tom Hicks:	Yes, I can — I mean, I’ll — the companies obviously have known each other. It’s a small industry. We’ve been in touch with each other. We team on various programs together, so we’ve known each other for quite some time, and earlier this year, you know, growing out of some discussions, it became pretty clear that the strategic value of a combination was very compelling, and we did a lot of work on that over the last few months and came to this — where we are today.

As far as the — as far as due diligence, you know, obviously, Martin, as Martin mentioned, we’ve done several large transactions and we have a very well vetted process there, an extensive process, and we spent quite a bit of time on diligence and feel very comfortable that both companies understand each other’s positions and potential risks, so we’re very comfortable with that. I think Martin had a comment on the discussions.

Martin Koffel:	Yes. I think I indicated in the fiscal earnings call that, you know, with the de-leveraging progressing so well down to 10 percent debt, we were starting to think about enhancing our growth, and explained that, you know, we always go down two roads at once looking for the small add-ons or bolt-ons, but always looking for the consummational opportunity that would take our five-year goals and bring them forward to sort of more as an instant program, and this is a pretty natural progression.

Steve and I started to talk a few months ago because we knew each other well. You know, we’ve done work with the Washington Group. We felt that, I mean, there’s some very fine companies in our sector, but we felt that the Washington Groups, they keep their expertise in the markets we were interested in, you know, the oil and gas and energy, and what we could do together in infrastructure was particularly compelling. The cultures of the management are high compatible, and as I’ve said in answering Jamie Cook’s call, we’re particularly attracted to the risk profile executed by this management team. I mean, it’s one thing to say we wanted to add a, you know a construction EPC dimension, but it’s another to get, you know, that risk aspect right, and we feel very comfortable about it.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Alex Rygiel:	Thank you.

Operator:	And next we’ll move on to Richard Paget with Morgan Joseph. Please go ahead, Mr. Paget. Your line’s open.

Richard Paget:	Yes. Good morning. You guys in the press release mentioned some favorable tax attributes of Washington Group. I wondered if you could give us some more detail on that.

Martin Koffel:	We’ll call upon George Juetten, the CFO of Washington Group, to respond to that question. George?

George Juetten:	For those of you who have followed Washington Group, you’re aware that we have significant good will to be amortized and (NOLs). All of those attributes we’ll carry over to the combined companies, and there will not be any further limitations on the ability to utilize those. We haven’t completed the analysis, but there may be something more that springs from this acquisition from the URS side.

Alex Rygiel:	OK. Could you quantify that a bit more, just even in a ballpark sense?

George Juetten:	From the Washington Group perspective, we have been able to shelter, if you will, about $90 million dollars a year taxable income before we pay any federal income taxes. That’s the number that will carry forward.

Tom Hicks:	Yes, it’s important to understand that that’s a cash flow item, you know. If you look at tax rates, I think historically Washington Group’s operated in the high 30s. We’ve operated around 42 percent. On a blended basis, we think the two companies’ tax rate for GAAP purposes going forward will be around 41 percent, and we’re looking for opportunities, obviously, to aggressively get that down going forward.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Alex Rygiel:	OK, thanks. I’ll get back in queue.

Tom Hicks:	Yes.

Operator:	And next we’ll move on to Alex Rygiel with Friedman Billings Ramsey.

Male:	We just had Alex.

Alex Rygiel:	I guess I get a second chance. Could you quickly comment on your conversations with your customers as well as your relationship with Mitsubishi and whether or not you talked to them prior to this and expand upon the opportunities going forward with Mitsubishi?

Martin Koffel:	Mitsubishi is a close strategic alliance for both companies, but they are, you know, arms length, third party. We did not discuss it before the announcement but they’ve obviously been briefed subsequent to the public announcement. The same with other important relationships that we have with other groups such as the (Tartar) Group in India. Washington Group had its own relationship with Mitsubishi which is complimentary to the one that is enjoyed by URS, and we think that has considerable potential. We believe that Mitsubishi will have a very favorable reaction to this announcement.

We also believe that (Tartar) Group in India, which has important long-term potential for us, not just in south Asia but globally, will have a similarly favorable reaction.

Alex Rygiel:	Thank you.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Operator:	And next we’ll move to Andy Kaplowitz with Lehman Brothers.

Andy Kaplowitz:	Good morning, guys.

Male:	Hey, Andy.

Andy Kaplowitz:	We haven’t talked a lot about the additional government exposure that you’ll get, URS, by acquiring Washington Group, so I guess I’m just interested in what opportunities you can have working with the U.S. government with the combined scale of the company, and then also, Steve Hanks, if you could talk maybe about the (Selafield) project, you know, and if the additional scale can help at all or what URS can bring to the table for you as you go for that contract.

Tom Hicks:	Well, on the federal government side, obviously, as you know, Washington Group, you know they are a major DOE contractor, and it’s — it brings something — we are not very active, the URS Corporation is not very active at DOE at this time, although we have a history of working there, so combined it presents a great opportunity to grow that position, and certainly on the DOD side, both companies have strong positions in that market, and we’re looking for ways that we can grow that. It’s — both companies are well respected and have a long heritage of working for the DOD and the DOE, and so it’s — and also homeland security, a more recent department, so we think there are great opportunities there moving forward.

I’ll let Steve respond to the (Selafields) issue.

Steve Hanks:	Alright. On (Selafield), we — as you know, there are two major programs that we are pursuing right at the moment. One of them is the (Drake) facility, which is a low level waste repository that we are pursuing in partnership with others that could be announced. The winner actually could be announced fairly soon, and we remain very optimistic about our chances, and that’s one of the programs at (Selafield).

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

The big one is, of course, the (M&O) contract at (Selafield) where the U.K. government spends between two and $2.5 billion dollars a year just managing that operation, and this opportunity is, of course, the opportunity to take it over. It is a huge international competition, probably one of the biggest that we have ever participated in, and there are four very strong teams going after that program, but what URS adds to our ability to win that contract are very good, very strong technical human resources that can add substantial strength to our team, and so Martin and I sometime this summer will be visiting with the nuclear de-commissioning authority, and the message that we will have for them is that this transaction will actually enhance the skill set of the team that we have put together to win that program.

Martin Koffel:	Let me make two additional comments in expansion of your questions. Firstly, on — back to DOD, one very obviously opportunity is (BRAP), you know, the Base Realignment Program, particularly that part which affects — which is driven by the military transformation funding. You know, the remediation and return of the bases to civilian use, probably a bit deferred by the war and the need for the reconfiguration of the military infrastructure. URS has very large (BRAP) programs. They’re on a task order basis. Many of them require substantial construction activity. They’re not — they don’t have too much of a risk exposure to them, but URS is a bit limited in its technical capability in responding to some of these task orders, although we’re very highly regarded by DOD, and we’re very excited about what we can offer, and we think when we hear from our DOD client, they will be, too.

If I can then make an expansion of the question about DOE, Washington Group has a very prominent franchise today that going back in time but still within the memory of people at DOE. EG&G is very well known. In fact the origins of DOE are — of EG&G are in the Manhattan project. Randy Wotring, President of the EG&G Division, will just make a few comments about these earlier franchise there.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Randy Wotring:	Thank you, Martin. As Martin mentioned, we do have origins in DOE, and what that brings to us is a very similar operating culture across our federal businesses, so we believe culturally our organizations will work very well together. The Washington Group adds very complimentary skills, and we believe that we’ll be able to add value to our customers in both the Department of Energy and the Department of Defense as we move forward.

Andy Kaplowitz:	OK. Great and just one follow-up. Martin, if you could talk a little bit about your international strategy for the combined company. I mean, I know Washington Group is more U.S. than international, obviously it’s got international exposure, but sort of where do you go from here in the big divisions that you will have?

Martin Koffel:	Well, you know, both companies have about 10 percent of their revenue internationally, probably not including federal work executed overseas. I mean, the interesting thing is, you know, we talk about our multi-national clients, but our biggest multi-national client or one of our biggest multi-national clients is the Department of Defense, but we used to say we, you know, we had a modest international business. On a combined basis, pro forma, I think it’s around 750 or $800 million dollars. That’s, you know, a significant business in its own right.

We’ll expand the international business following the dual strategy that URS has executed in the past, and that is we’ll pursue certain projects which take us into particular countries. You pursue the projects out of client relationships, so you have a multi-national relationship with, you know, with a (Shell) or a BP or GE or in one of the fine multi-national companies, many of whom, by the way, are multi-national headquartered in foreign countries. We work for French multi-nationals, we work for Australian multi-nationals, German, English multi-nationals. We’ll pursue those, and so we’ll then be executing in countries of their choice.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

In parallel with that, we’ll have a project-driven international strategy, such as the nuclear remediation program in the U.K. that Steve just discussed, and then we’ll have a, also a country specific strategy. URS over the past years has built independent self renewing businesses that create their own work and their own backlog in selected countries. Specifically what we call the industrialized EU, you know, pursuing the large companies that have environmental issues and manufacturing issues and so on, and then in other targeted countries such as Australia where we’re a large environmental firm. Not so much in South America. Obviously strong in Canada and Mexico, although we’ve never really regarded it because of NAFTA, we really see that as sort of a NAFTA market.

So just to summarize that, specific countries on a project basis and then targeted countries where we try to build, you know, a permanent franchise with a continuing P&L.

Andy Kaplowitz:	OK. Thank you very much.

Operator:	And Steven Fisher with UBS will have our next question.

Steven Fisher:	Good morning. On the revenue opportunities, you’ve mentioned a number of areas that your current position would be enhanced, but asked a bit differently, you know, are there projects that the individual companies themselves couldn’t have bid on that you now can?

Steve Hanks:	Well, I — Steven, by the way this is Steve Hanks, the way I would probably answer that question would be that there — we can respond more competitively on the projects that we see on an international basis around the world. The — we’re — both companies are usually able to stand up to most of the major projects that are awarded around the world, but what we’ll be able to do, I think, is by combining our resources is be a more competitive player in those large projects and particularly I would note in oil and gas because the resources of the two companies really double our — double the size of Washington Group’s footprint in the oil and gas industry, and so we’ll be able to pursue larger programs there, and frankly do so with many more resources.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Steven Fisher:	OK. Great. And then Martin, you mentioned an aggressive de-leveraging program. Would that be likely to include further equity offerings as you’ve done in the past?

Tom Hicks:	You know, hi. It’s Tom Hicks. You know, in the past, that had to be part of our calculation given the size of the company and the amount of leverage we had. Today, given the — what we consider to be very reasonable level of leverage, we don’t foresee any equity offering necessity going forward.

Steven Fisher:	OK. Great. Thank you.

Martin Koffel:	I think we have — perhaps we’d take two more questions. We — as you can imagine, we have other appointments throughout the day in the New York area. Obviously, you know, there will be other people on the line who’d like to speak to us, and we’ll be available for individual phone calls and individual meetings on request. In fact, we look forward to that. So, Operator, I think we have time for two more questions, and then we have to move on to another location.

Operator:	Thank you. And next we’ll hear from Chris Gutek with Morgan Stanley.

Chris Gutek:	Thanks. Good morning. Just a couple of quick follow-ups on the integration plan. First, Tom, could you give a quantified breakdown of that 50 to 55 million into some of the major cost components where you expect to achieve those savings? Secondly, can you talk about the time frame to both start and complete some of those major integration activities, and then finally, could you elaborate a bit more on retention programs you might have for both key corporate as well as field staff?

Tom Hicks:	Chris, let me just say, I think I’ve spent some time on that — on the general number, the 50 to 55 million and gave you the laundry list of areas we’re going to be looking at to achieve those savings.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Now obviously the two companies have sat down and looked at that in a very general sense. It’s — I think it’s premature to share specific targeted amounts for any particular area. Part of what we’re doing here is the two companies together are going to sit down and look at what we should do to manage and — the administrative and management functions that are necessary for this combined entity. It’s a unique new company, and we have to take some time to do that thoughtfully, but we have gone through, you know, all of the major areas of indirect expense and identified, you know, just taken estimates at this point, but it’s early just to give you really hard targeted numbers.

As far as the timing goes, you know, our history has been to move on this kind of thing aggressively. We think that’s the best for the companies, that’s the best for our clients and our employees, so we’ll move out very aggressively soon after the closing of the transaction to take the steps necessary to achieve those savings. We think we’ll begin to see those — we will see those savings in 2008 and onward, and we’ll continue as we have at URS in the past. We’ll continue to attack our cost structure all the time and continually try to make it as efficient as possible going forward.

Martin Koffel:	Chris, on the retention issue, both companies at this point enjoy very favorable retention rates, particularly given the demand for talent in that both of us are in the human capital business. We’ve had considerable discussions about retention and keeping the talented people, and you know, an enormous group of talent in new areas is coming into the group through the acquisition, so it’s obviously a critical mission to us. I’m sure you understand that we’ve done a lot of planning about retention, but I’m sure you’d be equally sensitive to the fact that it is — that our actual plans are highly competitively sensitive.

Chris Gutek: Fair enough. Thanks.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

Male:	Thank you.

Operator:	And our ...

Martin Koffel:	((inaudible)) one more question, Operator.

Operator:	Thank you. Our final question will come from Jarl Ginsberg with Columbia.

Jarl Ginsberg:	OK. Can you hear me?

Male:	Yes. We hear you fine.

Jarl Ginsberg:	Great. I appreciate your taking the call. You know, the questions have focused on the URS rationale, and those of us who have watched you work through your past executions have very little question there. I guess the issue I focus on would be whatever light you can shed on Washington Group’s rationale here. You see they’re selling out small premiums, relatively substantial discount to their more direct competitors in the space, to give up control and take a 30 percent share in the company going forward. Could you help us understand that a little better?

Male:	Mr. Hanks will speak to that.

Steve Hanks:	Sure. I’m actually happy to. First of all, we think that the price that has been offered by URS represents a full and fair price. The transaction has been unanimously approved by our board of directors. And just to put this in perspective for you, the Washington Group shares, as of last Friday, were up 18 percent on this year. So from January 1 to May 25th, it was up 18 percent. At the 80 dollars, we’re up about 35 percent since the beginning of the year, so it’s a substantial increase in our share price.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

We believe very strongly that this represents a significant value creation opportunity for our shareholders. Let’s just break it down into its component parts. First of all, our shareholders are able to take what they call “take some of the cash off the table”. I’m sure you’ve heard that many, many times. They’re going to get $43.80 in cash.

Secondly, they, as you indicated, they will, indeed, own 31 percent of the combined entity. And the combined enterprise will grow faster and more profitably than either one of us could standing alone. The 31 percent interest that our shareholders will take in the combined enterprise, they will hold on a tax deferred basis. We’ve had a number of our shareholders encourage us to leverage up our balance sheet. We have looked at that on a stand alone basis as Washington Group — and I don’t know whether you know much about our history, but leveraging up our balance sheet would have been troublesome because we went through a restructuring in 2001, this is an opportunity for us to do that and have the more consistent earning stream, the more consistent cash flow that comes from the URS side of this business, that will give our shareholders an enhanced return on invested capital.

So we view this as a unique opportunity in the marketplace because these are two very strong companies, each targeting, had been targeting sort of different aspects of the market, but as they come together, we can do more together than either of us could have done in the past as stand alone enterprises, and our shareholders will have nearly a third of that value creation going forward. So we’re very strongly in favor of this transaction.

Male:	(I appreciate) the opportunity. Thank you.

Male:	I’m sorry that we’ll have to cut the call off so the management team can move on to other venues. We realize other people might wish to speak to us. I’d point out that, the obvious, which is we are still independent public companies at this point and both management teams, respectively, would welcome contact from you, and we’ll be pleased to speak to you on the telephone or meet with you in person as the circumstances allow. And then finally, as things progress, we look forward to reporting on the progress of the acquisition and then ultimately the integration.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

And finally, you know, we are obviously very excited about, I mean the people sitting around this table really are, have smiles on their face, and we think this is going to be just great for our respective stockholders. And we’re going to build together a very fine company indeed, and I’m excited about the prospect of reporting to you on future calls. Thank you and good day to you.

Male:	Thank you all very much.

Operator:	Thank you. That will conclude today’s call. We thank you for your participation.
END
Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS CORPORATION
Moderator: Tom Hicks
05-29-07/7:30 a.m. CT
Confirmation # 1070746

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this transcript that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income, future EBITDA, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future client relationships and opportunities, future debt payments, future ability to address risks of the combined companies, and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.